

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2006

<u>**Via US Mail and Facsimile**</u>

Mr. James S. Cardwell
Sibling Entertainment Group, Inc.
511 West 25th Street, Suite 503
New York, NY 10001

Re: **Sibling Entertainment Group, Inc.**
Form 10-KSB for the Year Ended June 30, 2005
Commission File Number: 333-60958

Dear Mr. Cardwell:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Joseph Foti
Senior Assistant Chief Accountant